EXHIBIT 99.1

Hydro's CEO and CFO Exercise Options

OSLO, Norway, Aug. 1, 2006 (PRIMEZONE) -- Hydro President and CEO Eivind Reiten has today exercised 40,000 options granted in 2003 at a value of NOK 4,407,200. Hydro's Chief Financial Officer John Ottestad has exercised 32,620 options granted in 2002 at a value of NOK 3,531,833.

The exercise of options is carried out through a payment of a cash amount equal to the difference between the exercise price per share and the average share price over the last five trading days. The grants have been adjusted for the spin-off of Yara International ASA in 2004 and the 5 for 1 share split in 2006.

The options exercised by Eivind Reiten were related to the total shareholder return for the Hydro share during the 3-year period from July 1, 2003 until June 30, 2006. The exercise price is NOK 64.32 per share. The payment to Eivind Reiten of NOK 4,407,200 is calculated as the difference between the exercise price and average share price over the last five trading days which was NOK 174.50.

The options exercised by John Ottestad were related to the total shareholder return for the Hydro share during the 3-year period from July 1, 2002 until June 30, 2005. 93.2% of the options are exercisable. The exercise price per share is NOK 66.23. The payment to John Ottestad of NOK 3,531,833 is calculated as the difference between the exercise price and average share price over the last five trading days which was NOK 174.50.

In order to remain eligible to exercise vested options, participants are required to convert net-after tax value of exercised options into an equivalent value of Hydro shares until the value of their shareholding meets a defined level in relation to their annual base salary. Eivind Reiten meets the share value holding requirement of minimum 200 percent of annual base salary. John Ottestad meets the requirement of minimum 100 percent of annual base salary.

The payments to Eivind Reiten and John Ottestad will be subject to income tax. As the options are cash settled upon exercise, the shareholding in Hydro of Eivind Reiten and John Ottestad remain unchanged at 68,395 shares and 41,380 shares, respectively.

Press contact
Tor Steinum
Telephone: +47 22532731
Fax: +47 95083933
Tor.Steinum@hydro.com

Investor contact
Gudmund Isfeldt
Telephone: +4722532455
Fax: +4748001180
Gudmund.Isfeldt@hydro.com

Norsk Hydro ASA
Drammensveien 264
Norway
Telephone: +47 22 53 81 00
Fax: +47 22 53 27 25
www.hydro.com